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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Smedvig ASA
(Name of Issuer)
Class A Ordinary Shares, par value NOK 10.00 per share
(Title of Class of Securities)
4564665
(CUSIP Number)
Robert D. Campbell
Noble Corporation
13135 South Dairy Ashford
Suite 800
Sugar Land, TX 77478
Phone: 281-276-6100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	4564665

1	NAMES OF REPORTING PERSONS: Noble Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(98-0366361)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Introductory Note
     On March 31, 2006, Noble Corporation, a Cayman Islands exempted company limited by shares (the “Company”) (and a wholly-owned subsidiary of the Company), submitted acceptance forms to sell all of the Company’s directly and indirectly owned 21,095,600 Class A Shares and 2,501,374 Class B Shares (the “Shares”) in Smedvig ASA, a Norway public limited company (the “Issuer”), to SeaDrill Limited, a Bermuda limited company (“SeaDrill”), pursuant to a mandatory offer (the “Mandatory Offer”) by SeaDrill. On April 7, 2006, SeaDrill purchased the Shares and the Company received payment for the Shares. As a result, the Company no longer has any beneficial ownership of any securities of the Issuer.
     This Amendment No. 1 (this “Amendment No. 1”) amends the following items on the Schedule 13D originally filed by the Company dated December 19, 2005:
Item 3. Source and Amount of Funds or Other Consideration
     The Company did not acquire any securities of the Issuer in the transaction reported by this Amendment No. 1.
Item 4. Purpose of Transaction
     As previously reported, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”), dated December 12, 2005, with certain selling shareholders of the Issuer (the “Sellers”) relating to the Company’s acquisition, directly and indirectly, of the Shares, a copy of which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 15, 2005.
     By an offer document dated March 2, 2006, SeaDrill commenced the Mandatory Offer to purchase all the shares of the Issuer not already owned by SeaDrill pursuant to the applicable requirements of Norwegian law at a price of NOK 205 per Class A Share and NOK 165 per Class B Share (the “SeaDrill Offer Price”). SeaDrill also commenced a parallel tender offer in accordance with applicable U.S. laws for any and all Issuer shares and Issuer American Depository Shares held by residents of the United States.
     On March 31, 2006, the Company (and a wholly-owned subsidiary of the Company) submitted acceptance forms to sell the Shares to SeaDrill pursuant to the Mandatory Offer. Pursuant to the terms and conditions of the Mandatory Offer, settlement of payment by SeaDrill for the Shares was made on April 7, 2006. As a result, the Company no longer has any beneficial ownership of any securities of the Issuer.
     The terms of the Share Purchase Agreement provide that the amount received by the Company upon any sale of the Shares by the Company during the period through December 12, 2006 at a price in excess of NOK 200 per Class A Share and NOK 150 per Class B Share (the “Noble Purchase Price”) is payable by the Company (and our subsidiary) to the Sellers as a purchase price adjustment under the Share Purchase Agreement.
Item 5. Interest in Securities of the Issuer
     (a) & (b) As of result of the transaction described in Item 4 above, the Company has no beneficial interest in the securities of the Issuer.

     (c) Except as otherwise described herein, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in securities of the Issuer during the past 60 days.
     (d) Except as otherwise described herein, no person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) The Company ceased to be a beneficial owner of more than five percent of the securities of the Issuer on April 7, 2006 when payment was received for the Shares pursuant to the terms and conditions of the Mandatory Offer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 10, 2006

NOBLE CORPORATION
By:	/s/ Mark A. Jackson
Mark A. Jackson
President and Chief Operating Officer

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